SABA CAPITAL INCOME & OPPORTUNITIES FUND CODE OF BUSINESS CONDUCT AND ETHICS FOR PRINCIPAL

EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS

Introduction

The Saba Capital Income & Opportunities Fund Code of Business Conduct and Ethics for Principal Executive and Senior Financial Officers (this “SOX Code”) applies to the Fund’s PEO and PFO (each, an “Officer”).

The SOX Code provides guidance on how you, as an Officer, uphold these ethical standards. It applies to your service to the Fund.

The SOX Code consists of an outline of policies regarding conduct in several key areas: ethical behavior and legal compliance, conflicts of interest, confidentiality and business practices. You are responsible for reviewing the SOX Code and for acting in compliance with the SOX Code in your daily activities.

The SOX Code is not exhaustive; it provides guidance for carrying out your responsibilities on behalf of the Fund and observing the highest standards of ethical conduct. Because the SOX Code does not address every possible situation that may arise, you are responsible for exercising good judgment, applying ethical principles, and raising questions when in doubt. Your integrity and good judgment enhance the Fund’s brand, build the Fund’s reputation, and are the foundation of trust for our shareholder and business relationships.

The SOX Code also requires that Officers adhere to the specific information and guidance that is provided in all of the Fund’s policies and procedures, including the Fund Compliance Policies and Procedures Manual and the Code of Ethics adopted by the Adviser; publications that address individual conduct; and documents to which you agree as a requirement of your employment, collectively referred to as “company policies.” Company policies may be published in paper or electronic media.

You are responsible for reviewing the SOX Code, including company policies, applicable to you, and for acting in compliance with the SOX Code in your daily activities. You may obtain company policies and forms from the CCO.

Fund Conduct

The following general principles guide our Fund’s conduct:

■	We will act in accordance with applicable laws and regulations and will not tolerate behavior that is otherwise.

■	We will make public disclosures as required by law and regulation and as deemed appropriate to enable reasonable evaluation of the Fund.

■	We will strive to provide an equitable return for our investors.

■	We will conduct business fairly, in open competition.

Individual Conduct

The following general principles guide your individual conduct as an Officer:

■	You will not take any action that will violate any applicable law or regulation.

■	You will adhere to the highest standards of ethical conduct.

■	You will maintain the confidentiality of all information you obtain in the course of your employment.

■	You will escalate issues which you reasonably believe may place the Fund at risk, and report any behavior you reasonably believe is wrong.

■	You will not abuse or take the Fund’s assets or use them for your personal gain.

■	You will not engage in any activities that create a conflict of interest between you and the Fund.

■	You will comport yourself publicly in a manner that does not bring discredit on the Fund.

■	You will deal fairly with shareholders of the Fund, colleagues and others.

■	You will comply with this SOX Code.

You have personal responsibility to conduct the Fund’s business in a manner consistent with these principles, and you cannot avoid this responsibility by contrary instructions from others or by turning a blind eye. Many of these principles are explained in more detail below and in the Fund’s other policies and procedures. If you have questions on any of them, you should consult with the Adviser CCO or the CCO.

Ethical Behavior

Your decisions and behavior have far-reaching implications. Standards of ethical and professional conduct reflect on the individual, on the Fund’s brand, and on the investment industry as a whole. A strong personal sense of ethics should always play a significant role in guiding you towards a proper course of action.

Escalation of Concerns

Guidance is provided throughout the SOX Code on the appropriate means for escalating, disclosing and seeking approvals for activities governed by the SOX Code. At a minimum, if you know of, or reasonably believe there is, a violation of applicable laws or this SOX Code, you must report that information immediately to the Adviser CCO. If you believe the person to whom you have reported the violation, or possible violation, has not taken appropriate action, you must contact the Board. Neither you nor the person to whom you make a report should conduct preliminary investigations, unless authorized to do so by the Adviser CCO. Anyone who in good faith raises an issue in accordance with this SOX Code regarding a possible violation of law, regulation or company policy or any suspected illegal or unethical behavior will be protected from retaliation.

Compliance with Laws, Rules, Regulations and Policies

The foundation of the Fund’s ethical standards is compliance with the letter and spirit of the law. You must respect and obey all of the laws, rules and regulations applicable to our business, including among others, securities and other federal, state and local laws. You are responsible for being familiar and complying with the Fund’s policies and procedures. Although you are not expected to know the details of each law governing our business, you are expected to be familiar with and comply with the Fund’s policies and procedures and, when in doubt, to seek advice from the CCO as outlined in this SOX Code.

Conflicts of Interest

To maintain the highest ethical standards in conducting our business, it is important that you do not place yourself in a position that would cloud your judgment in carrying out the business affairs of the Fund. A “conflict of interest” occurs when your private interest interferes in any way – or even appears to interfere – with the interests of the Fund. You have a duty to report any material transaction or relationship that reasonably could be expected to be or to create a conflict of interest with the Fund. If you have any questions regarding what might constitute a conflict of interest, or to report any transaction or relationship that you believe has occurred or may occur that might constitute a conflict of interest, contact the CCO.

Certain conflicts of interest arise out of the relationships between Officers and the Fund and already are subject to conflict of interest provisions in the 1940 Act, and the Advisers Act. For example, Officers may not individually engage in certain transactions (such as the purchase or sale of securities or other property) with the Fund because of their status as “affiliated persons” of the Fund. The Fund’s compliance programs and procedures are designed to prevent, or identify and correct, violations of these provisions. This SOX Code does not, and is not intended to, repeat or replace these programs and procedures, and such conflicts fall outside of the parameters of this SOX Code.

Although typically not presenting an opportunity for improper personal benefit, conflicts arise from, or as a result of, the contractual relationship between the Fund on the one hand and the Adviser on the other hand. Each Officer may also be an officer or employee of the Adviser, or its respective affiliates. As a result, this SOX Code recognizes that the Officers will, in the normal course of their duties (whether formally for the Fund, for the Adviser), be involved in establishing policies and implementing decisions that will have different effects on the Fund and the Adviser. The participation of the Officers in such activities is inherent in the contractual relationship between the Fund and the Adviser and is consistent with the performance by the Officers of their duties as officers of the Fund. Thus, if performed in conformity with the provisions of the 1940 Act and the Advisers Act, such activities will be deemed to have been handled ethically. In addition, it is recognized by Trustees that the Officers may also be officers or employees of one or more other investment companies covered by this or other codes.

Outside Directorships, Outside Employment and Other Outside Activities

Unless previously approved by the Adviser, your position with the Fund and the Adviser must be your primary business association and must take precedence over any other employment or business affiliation you may have. We encourage you to accept appropriate directorships and advisory positions at most non-profit organizations and commercial firms; however, your service as an adviser to, or member of, the board of a public company, non-profit charitable, civic, social service, religious, professional or trade organization must be consistent with the provisions for the SOX Code, and not create a conflict of interest with your responsibilities to the Fund. This includes outside positions and activities that may be misconstrued to be activities of the Fund. Unless you have obtained prior approval from the Adviser CCO, you may not hold any position, whether paid or unpaid, with any other organization or outside activity that may interfere with your duties and responsibilities at the Fund. Approval will only be granted where it is clear that the proposed activity will not interfere with your duties at the Fund or the Adviser and that none of the Fund or the Adviser will incur any liability or responsibility for such outside activity.

Conflicts of interest may arise in certain business situations in which you, or a member of your household (or of a relative whose financial interests you control), participate. Examples include making significant investments in companies that compete with the Fund or in entities that do business with the Fund. If you or a member of your household intends to hold such an investment, you must disclose it in writing to, and obtain prior approval for the investment from, the Adviser CCO.

Personal Investment Accounts and “Inside Information”

You must disclose any investment accounts maintained by you or any related parties. You must do this at the time you become an Officer, at the time of any change in such information, and annually thereafter. Officers may not buy, sell, trade or carry securities or commodities for their personal investment accounts under circumstances that could result in their becoming obligated to any dealer, broker or client or that could produce or appear to produce conflicts of interest.

You should avoid circumstances that could introduce a personal financial bias into the handling of shareholder and Fund matters. In this regard, you should not become over-indebted and should borrow only from banks and other traditional lenders.

A “corporate opportunity” is an opportunity discovered through the use of Fund property, information or position. Officers are prohibited from taking corporate opportunities for themselves personally. This rule includes any fee or other compensation offered or paid by Fund shareholders in connection with routine company activity or for individual service as an executor, trustee, director or other fiduciary. It covers any other services performed for your benefit because of your role at the Fund, such as endorsements, lectures, articles, book reviews, compensation received from vendors and compensation paid for participating in interviews with the media and making radio or television appearances. You may not use Fund property, information or position for improper personal gain, and you may not compete with the Fund directly or indirectly.

Confidentiality of Information

As an investment company, we have particular responsibilities for safeguarding the information of our shareholders and the proprietary information of the Fund. You should be mindful of this obligation when you use the telephone, fax, e-mail, and other electronic means of storing and transmitting information. You should not discuss confidential information in public areas where it can be overheard, read confidential documents in public places, nor leave or discard confidential documents where they can be retrieved by others.

Confidentiality of Shareholder Information

Information concerning the identity of the Fund’s underlying shareholders and their transactions and accounts is confidential. Such information may not be disclosed to persons working on behalf of the Fund except as they may need to know it in order to fulfill their responsibilities to the Fund. You may not disclose such information to anyone or any firm outside the Fund unless (i) the outside firm needs to know the information in order to perform services for the Fund and is bound to maintain its confidentiality; (ii) when the shareholder has consented or been given an opportunity to request that the information not be shared; (iii) as required by law; or (iv) as authorized by the Adviser CCO.

Information regarding shareholder or Fund transactions must not be used in any way to influence trades in personal accounts. Trading ahead of Fund transactions is known as front running and is prohibited. Following Fund transactions with your trading activity is known as piggybacking or shadowing and is likewise prohibited. If you reasonably believe improper trading in personal or Fund accounts has occurred, you must report such conduct to the Adviser CCO.

Privacy

The Fund is committed to safeguarding customers’ privacy. We do not sell any personally identifiable customer information. Sharing of such information with third parties is limited to situations related to the processing and servicing of customer accounts, and to specifically delineated exceptions in the federal privacy law. We share information with our affiliates as allowed by federal law. You must be familiar with the procedural and systemic safeguards we maintain to protect this information and report any breaches of these safeguards to the Adviser CCO.

Proprietary Information of the Fund

You have the responsibility to safeguard the Fund’s proprietary information. Proprietary information includes intellectual property (copyrights, trademarks or patents or trade secrets), particular know-how (business or organizational designs, or business, marketing or service plans or ideas) and sensitive information about the Fund (databases, records, salary information or unpublished financial reports). If you have any questions about what constitutes proprietary information, or if you believe such information has been compromised, contact the Adviser CCO

Non-Retaliation

It is your obligation to report issues regarding possible violations of business regulations or this SOX Code when you suspect in good faith that a violation may have or might occur. No Officer will be retaliated against for making a good faith complaint or bringing inappropriate conduct to the Fund’s attention, for assisting another Officer in making a good faith report, for cooperating in an investigation, or for filing an administrative claim with a state or federal governmental agency. Any employee who engages in retaliatory conduct in violation of our policies will be subject to disciplinary action, up to and including termination of employment. If you reasonably believe retaliatory conduct has occurred, you must report such conduct to the Adviser CCO.

Business Practices

It is your obligation to report issues regarding possible violations of business regulations or this SOX Code when you suspect in good faith that a violation may have or might occur. As a financial institution, it is imperative that we operate with efficiency and with the highest business standards, and that we maintain and provide accurate information.

Financial Disclosures

The Fund is committed to providing full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the SEC and other regulatory agencies and in other public communications made by the Fund. You are required to comply with Fund policies and procedures to provide such full, fair, accurate, timely and understandable disclosure. If you have any questions about your duties in supporting the Fund’s financial reporting processes, contact the Adviser CCO.

Conduct of Audits

Neither you nor any other person acting under your direction shall directly or indirectly take any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified public accountant engaged in the performance of an audit or review of the Fund’s financial statements.

Types of conduct that constitute improper influence include, but are not limited to, directly or indirectly:

■	Offering or paying bribes or other financial incentives, including offering future employment or contracts for non-audit services;

■	Providing an auditor with inaccurate or misleading legal analysis;

■	Threatening to cancel or canceling existing non-audit or audit engagements if the auditor objects to the issuer’s accounting;

■	Seeking to have a partner removed from the audit engagement because the partner objects to the Fund’s accounting;

■	Blackmailing; and

■	Making physical threats.

If you reasonably believe improper influence has occurred, you must report such conduct to the Adviser CCO.

Record-Keeping

We require honest and accurate recording and reporting of information to maintain the integrity of our business records and to make responsible business decisions. The Fund’s books, records and accounts must (i) accurately reflect all transactions of the Fund and all other events that are subject of a specific regulatory record-keeping requirement; (ii) be maintained in reasonable detail; and (iii) conform both to applicable legal requirements and to the Fund’s system of internal controls. Unrecorded or “off the books” funds or assets are prohibited unless permitted by applicable law or regulation. Business records must not contain exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies. This applies equally to e-mail, internal memoranda, formal reports, and all other forms of business records. You must be familiar with the Fund’s record retention policies and always retain or destroy records according to them. In the event of litigation, governmental investigation or the threat of such action, you should consult the Adviser CCO.

Any suspected breach of this obligation should be reported immediately to the Adviser CCO.

Cooperating with Compliance, Audit, Regulatory Authorities and Authorized Investigations

You must cooperate fully with compliance officers, auditors, examiners and regulatory authorities, and others who are conducting authorized examinations, investigations or other reviews of the Fund’s records and business practices. Authorized requests for information and access to the Fund’s records are to be satisfied in a timely, responsive and respectful manner.

Any Officer who has been convicted of any crime involving dishonesty or a breach of trust must disclose such conviction to the Adviser CCO promptly, even if that crime did not relate to Fund business.

If you have any questions related to the appropriateness of providing access to the Fund’s records, you should contact the Adviser CCO. In the event of litigation or governmental investigation, you should consult the Adviser CCO regarding document production and record retention.

Competition and Fair Dealing

We operate our business fairly and honestly. We seek competitive advantage through performance and dedication to our values and never through unethical or illegal business practices. It is our policy to comply with anti-trust laws. These laws are complex and not easily summarized but at a minimum require that there be no agreement or understanding between the Fund and its competitors that affect prices, terms or conditions of sale or that unreasonably restrain full and fair competition. You must always respect the rights of and deal fairly with the Fund’s shareholders and competitors. You must never take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice. If you have any question about what constitutes an unfair business practice, you should consult the Adviser CCO.

Vendor Selection, Brokerage Allocation

The selection of professional services, including those of brokers, dealers, attorneys or business consultants, should be based on competitive analysis of quality, price and benefit to the Fund. When transacting business on behalf of the Fund, if you feel that you may have a potential conflict of interest, you must notify the Adviser CCO of the potential conflict prior to initiating the transaction.

If you are in a position to influence the selection of brokers, you are prohibited from having any financial interest in a brokerage firm (other than those whose shares are traded publicly) and you may not accept gifts or entertainment or any other form of compensation from the brokerage community except as permitted under this SOX Code.

Prohibition of Bribery and Kickbacks

Our policies prohibit bribery or kickbacks of any kind and to anyone in the conduct of our business. The U.S. government has a number of laws and regulations applicable specifically to business gratuities that may be accepted by U.S. and foreign government personnel. The promise, offer or delivery to an official or employee of the U.S. government or an official, employee or candidate of a foreign government of a gift, favor, payment or other gratuity in violation of these rules would not only violate the Fund’s policy but could also be a criminal offense. Similarly, federal law, as well as the laws of many states, prohibits engaging in “commercial bribery.” Commercial bribery involves soliciting, demanding or agreeing to accept anything of value from any person intending to influence or be rewarded in connection with any business or transaction, and prohibits all such behavior, for example, with respect to vendors, competitors, shareholders, and government employees. If you have any questions or need any guidance, you should contact the Adviser CCO.

Compliance Procedures

We will work together to ensure compliance with the SOX Code and to take prompt action in response to reported violations of the SOX Code.

Seeking Guidance

If you are unsure of what to do in any situation, seek guidance before you act. Use the Fund’s resources, including the Adviser CCO or CCO. If you feel that it is not appropriate to discuss a matter with the Adviser CCO or CCO, you may contact the Board. Remember that you must report all incidents of misconduct, and you may do so without fear of retaliation. If you have violated the SOX Code, however, making a report will not protect you from the consequences of your actions.

Reporting Conduct that May be in Violation of the SOX Code

You must report conduct that you believe to be in violation of the SOX Code, the Fund’s policy, law or regulation. Reports should be escalated in the following manner:

■	If you have a reasonable belief that a violation has occurred, or may occur, you must report the conduct to the Adviser CCO.

■	The Adviser CCO, in cooperation with the CCO, will take all appropriate action to investigate any potential violation reported to them and will notify counsel for the Fund’s independent Trustees and counsel for the Fund of the substance of the potential violation.

■	If after investigation, the Adviser CCO and CCO reasonably believe that no violation has occurred, they are not required to take any further action.

■	Any matter that the Adviser CCO or CCO believes is a violation will be reported to the Board.

■	If the Board concurs that a violation has occurred, the Board will consider appropriate action, which may include review of, and appropriate modification to, applicable policies and procedures; notification to appropriate personnel of the Adviser or its board; or a recommendation to dismiss the Officer.

Roles in Observing Compliance

As an Officer of the Fund, you have a role in observing compliance with the SOX Code. In general, that includes:

Role of Officers

■	Read and be familiar with conduct rules outlined in this SOX Code and periodically review them.

■	Affirm in writing to the Board that the Officer has received, read and understands the SOX Code.

■	Annually affirm to the Board that the Officer has complied with the requirements of the SOX Code.

■	Comply with the conduct standards outlined in this SOX Code in all dealings and actions, including those with shareholders, the public and vendors.

■	Report in a timely manner to the Adviser CCO any conduct that may constitute a violation of the SOX Code, the Fund’s policies, or laws, rules and regulations.

■	Raise questions or concerns about conduct issues with the Adviser CCO or CCO, and seek advice when in doubt.

■	Cooperate with management during fact-finding investigations and comply with any confidentiality rules imposed.

Role of the Board

■	Review the SOX Code annually and recommend any changes.

■	Review the Officer reports of compliance with the SOX Code.

Interpretation of SOX Code and Waivers of the SOX Code

The CCO is responsible for applying the SOX Code to specific situations in which questions are presented under him and has the authority to interpret the Code in any particular situation. However, waivers of the SOX Code may be made only by the Board and will be promptly disclosed publicly as required by law.

Amendments

This SOX Code may not be amended except in written form, which is specifically approved or ratified by a majority of the Board including a majority of the independent Trustees, except for an amendment to Exhibit 4, which is attached hereto. Any amendments will, to the extent required, be disclosed in accordance with law.

Other Policies and Procedures

This SOX Code constitutes the sole code of ethics adopted by the Fund for purposes of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules and forms applicable to registered investment companies thereunder. Insofar as other policies or procedures of the Fund, the Adviser, or other Fund service providers govern or purport to govern the behavior or activities of an Officer who is subject to this SOX Code, they are superseded by this SOX Code to the extent that they conflict with the provisions of this SOX Code. The Adviser’s and the Fund’s codes of ethics under Rule 17j-1 pursuant to the Investment Company Act and the Adviser’s policies and procedures set forth in its compliance manual and elsewhere are separate requirements applying to the Officers and are not part of this SOX Code.

Confidentiality

All reports and records prepared or maintained pursuant to this SOX Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this SOX Code, such matters shall not be disclosed to anyone other than the Board and their counsel.

Internal Use

This SOX Code is intended for internal use by the Fund and does not constitute an admission, by or on behalf of the Fund, as to any fact, circumstance, or legal conclusion.

Contacts

If you have further questions about the SOX Code, or about its applicability with respect to a particular matter, please contact the Adviser CCO or CCO. If you feel that it is not appropriate to discuss a matter with the either CCO, you may contact the Board. The contact information of the Adviser CCO, CCO, and the Board is attached hereto as Exhibit 4.

Exhibit 4

(Effective June 5, 2021)

Adviser CCO:

Michael D’Angelo (212) 542-4635

CCO:

Patrick J. Keniston (207) 615-9096

Board:

Aditya Bindal (212) 542-4644

Thomas Bumbolow (917) 589-1028

Karen Caldwell (773) 531-4692

Charles Clarvit (646) 642-7558

Ketu Desai (914) 552-4170

Kieran W. Goodwin (917) 689-3628

Andrew Kellerman (917) 455-8422

Neal Neilinger (203) 552-1060